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EXHIBIT 99.1

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Ladies and Gentlemen:

        Arthur Andersen LLP has represented to Advanstar, Inc. by letter dated March 27, 2002, that its audit of the consolidated financial statements of Advanstar, Inc. as of December 31, 2001 was subject to Andersen's quality control system for its U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

Very truly yours,
/s/  DAVID W. MONTGOMERY

David W. Montgomery
Vice President—Finance
Chief Financial Officer

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  EXHIBIT 99.1